UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

80007P 869
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  of 18

CUSIP No. 80007P 869	13G

1.	NAMES OF REPORTING PERSONS EIG Pecos Midstream, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 178,726 (1)
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 178,726 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,726 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON OO - limited liability company

(1) As of January 3, 2018, EIG Pecos Midstream, LLC (“EIG Pecos”) beneficially owned no shares of common stock, par value $0.001 per share, of the Issuer (“common stock”).

(2) Percentage calculation is based on 35,647,066 shares of common stock outstanding as of October 27, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2017.

2  of 18

CUSIP No. 80007P 869	13G

1.	NAMES OF REPORTING PERSONS EIG Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 178,726 (1)
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 178,726 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,726 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON OO/IA – limited liability company

(1) As a result of the relationship of EIG Management Company, LLC to EIG Pecos, EIG Management Company, LLC may be deemed to indirectly beneficially own the common stock owned by EIG Pecos. As of January 3, 2018, each of EIG Pecos and EIG Management Company, LLC beneficially owned no shares of common stock.

(2) Percentage calculation is based on 35,647,066 shares of common stock outstanding as of October 27, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2017.

3  of 18

CUSIP No. 80007P 869	13G

1.	NAMES OF REPORTING PERSONS EIG Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 178,726 (1)
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 178,726 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,726 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON OO - limited liability company

(1) As a result of the relationship of EIG Asset Management, LLC to EIG Pecos, EIG Asset Management, LLC may be deemed to indirectly beneficially own the common stock owned by EIG Pecos. As of January 3, 2018, each of EIG Pecos and EIG Asset Management, LLC beneficially owned no shares of common stock.

(2) Percentage calculation is based on 35,647,066 shares of common stock outstanding as of October 27, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2017.

4  of 18

CUSIP No. 80007P 869	13G

1.	NAMES OF REPORTING PERSONS EIG Global Energy Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 178,726 (1)
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 178,726 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,726 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON OO - limited liability company

(1) As a result of the relationship of EIG Global Energy Partners, LLC to EIG Pecos, EIG Global Energy Partners, LLC may be deemed to indirectly beneficially own the common stock owned by EIG Pecos. As of January 3, 2018, each of EIG Pecos and EIG Global Energy Partners, LLC beneficially owned no shares of common stock.

(2) Percentage calculation is based on 35,647,066 shares of common stock outstanding as of October 27, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2017.

5  of 18

CUSIP No. 80007P 869	13G

1.	NAMES OF REPORTING PERSONS The R. Blair Thomas 2010 Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 178,726 (1)
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 178,726 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,726 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON OO – Trust

(1) As a result of the relationship of The R. Blair Thomas 2010 Irrevocable Trust to EIG Pecos, The R. Blair Thomas 2010 Irrevocable Trust may be deemed to indirectly beneficially own the common stock owned by EIG Pecos. As of January 3, 2018, each of EIG Pecos and The R. Blair Thomas 2010 Irrevocable Trust beneficially owned no shares of common stock.

(2) Percentage calculation is based on 35,647,066 shares of common stock outstanding as of October 27, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2017.

6  of 18

CUSIP No. 80007P 869	13G

1.	NAMES OF REPORTING PERSONS R. Blair Thomas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 178,726 (1)
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 178,726 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,726 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON IN – Individual

(1) As a result of the relationship of R. Blair Thomas to EIG Pecos, R. Blair Thomas may be deemed to indirectly beneficially own the common stock owned by EIG Pecos. As of January 3, 2018, EIG Pecos and R. Blair Thomas beneficially owned no shares of common stock.

(2) Percentage calculation is based on 35,647,066 shares of common stock outstanding as of October 27, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2017.

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CUSIP No. 80007P 869	13G

1.	NAMES OF REPORTING PERSONS The Randall Wade 2010 Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 178,726 (1)
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 178,726 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,726 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON OO - Trust

(1) As a result of the relationship of The Randall Wade 2010 Irrevocable Trust to EIG Pecos, The Randall Wade 2010 Irrevocable Trust may be deemed to indirectly beneficially own the common stock owned by EIG Pecos. As of January 3, 2018, each of EIG Pecos and The Randall Wade 2010 Irrevocable Trust beneficially owned no shares of common stock.

(2) Percentage calculation is based on 35,647,066 shares of common stock outstanding as of October 27, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2017.

8  of 18

CUSIP No. 80007P 869	13G

1.	NAMES OF REPORTING PERSONS The Kristina Wade 2010 Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 178,726 (1)
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 178,726 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,726 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON OO - Trust

(1) As a result of the relationship of The Kristina Wade 2010 Irrevocable Trust to EIG Pecos, The Kristina Wade 2010 Irrevocable Trust may be deemed to indirectly beneficially own the common stock owned by EIG Pecos. As of January 3, 2018, each of EIG Pecos and The Kristina Wade 2010 Irrevocable Trust beneficially owned no shares of common stock.

(2) Percentage calculation is based on 35,647,066 shares of common stock outstanding as of October 27, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2017.

9  of 18

CUSIP No. 80007P 869	13G

1.	NAMES OF REPORTING PERSONS Randall S. Wade
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 178,726 (1)
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 178,726 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,726 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12.	TYPE OF REPORTING PERSON IN – Individual

(1) As a result of the relationship of Randall S. Wade to EIG Pecos, Randall S. Wade may be deemed to indirectly beneficially own the common stock owned by EIG Pecos. As of January 3, 2018, each of EIG Pecos and Randall S. Wade beneficially owned no shares of common stock.

(2) Percentage calculation is based on 35,647,066 shares of common stock outstanding as of October 27, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2017.

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Item 1(a).	Name of Issuer:

SandRidge Energy, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed jointly by:

(i)	EIG Pecos Midstream, LLC, a Texas limited liability company (“EIG Pecos”);

(ii)	EIG Management Company, LLC, a Delaware limited liability company and the managing member of EIG Pecos (“EIG Management”);

(iii)	EIG Asset Management, LLC, a Delaware limited liability company which is the sole member of EIG Management (“EIG Asset”);

(iv)	EIG Global Energy Partners, LLC, a Delaware limited liability company and the managing member of EIG Asset (“EIG Global”);

(v)	The R. Blair Thomas 2010 Irrevocable Trust, a Virginia trust and a member of EIG Global;

(vi)	R. Blair Thomas, an individual and a United States citizen;

(vii)	The Randall Wade 2010 Irrevocable Trust, a Texas trust and a member of EIG Global;

(viii)	The Kristina Wade 2010 Irrevocable Trust, a Texas trust and a member of EIG Global; and

(ix)	Randall S. Wade, an individual and a United States citizen.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1700 Pennsylvania Avenue, N.W., Suite 800, Washington, DC 20006

Item 2(c).	Citizenship:

See Row 4 of each Cover Page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

80007P 869

11  of 18

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

12  of 18

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

13  of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

EIG Pecos Midstream, LLC, a Texas limited liability company

By:	EIG Management Company, LLC, its managing member

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
	Name:	Robert L. Vitale
	Title:	General Counsel

EIG Management Company, LLC, a Delaware limited liability company

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
	Name:	Robert L. Vitale
	Title:	General Counsel

EIG Asset Management, LLC, a Delaware limited liability company

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
	Name:	Robert L. Vitale
	Title:	General Counsel

14  of 18

EIG Global Energy Partners, LLC, a Delaware limited liability company

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
	Name:	Robert L. Vitale
	Title:	General Counsel

The R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
	Name:	R. Blair Thomas
	Title:	Trustee

By:	/s/ R. Blair Thomas
	Name:	R. Blair Thomas

The Randall Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Trustee

The Kristina Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Trustee

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade

15  of 18

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the Common Stock of SandRidge Energy, Inc. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 shall apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

DATED: February 14, 2018

EIG Pecos Midstream, LLC, a Texas limited liability company

By:	EIG Management Company, LLC, its managing member

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
	Name:	Robert L. Vitale
	Title:	General Counsel

EIG Management Company, LLC, a Delaware limited liability company

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
	Name:	Robert L. Vitale
	Title:	General Counsel

16  of 18

EIG Asset Management, LLC, a Delaware limited liability company

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
	Name:	Robert L. Vitale
	Title:	General Counsel

EIG Global Energy Partners, LLC, a Delaware limited liability company

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Chief Operating Officer

By:	/s/ Robert L. Vitale
	Name:	Robert L. Vitale
	Title:	General Counsel

The R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
	Name:	R. Blair Thomas
	Title:	Trustee

By:	/s/ R. Blair Thomas
	Name:	R. Blair Thomas

The Randall Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Trustee

17  of 18

The Kristina Wade 2010 Irrevocable Trust

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade
	Title:	Trustee

By:	/s/ Randall S. Wade
	Name:	Randall S. Wade

18  of 18